Mayville Engineering Company, Inc.

715 South Street

Mayville, Wisconsin 53050

May 3, 2021

Via EDGAR and email CFManufacturing@sec.gov

Ms. Mindy Hooker Mr. Kevin Stertzel Office of Manufacturing Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:Mayville Engineering Company, Inc.

Form 10-K for the year ended December 31, 2020

Filed on March 5, 2021

File No. 1-38894

Dear Ms. Hooker and Mr. Stertzel:

Set forth below is the response of Mayville Engineering Company, Inc., a Wisconsin corporation (the “Company,” “we,” “us” or “our”), to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated April 21, 2021, with respect to the above-referenced filing.  The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the comment letter, and following such comment is the response of the Company (in regular type).

Form 10-K for the year ended December 31, 2020

Exhibits

1.  We note you have conducted the evaluation of your internal control over financial reporting, as required by Exchange Act Rules 13a-15 and 15d-15, and provided an assessment and a conclusion as to the effectiveness of your internal control over financial reporting, as required by Item 308(a) of Regulation S-K in your Form 10-K for the year ended December 31, 2020. Please amend your Form 10-K for the year ended December 31, 2020 to revise your certifications (Exhibits 31.1 and 31.2) to include the complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K. Also, please confirm you will revise your certifications in future interim reports to conform to Item 601(b)(31).

Response:

We are amending our Form 10-K for the year ended December 31, 2020 to revise our certifications (Exhibits 31.1 and 31.2) to include the complete introductory language of paragraph 4 as well as paragraph 4b of Item 601(b)(31) of Regulation S-K. The amendment has been filed today with the Commission via the EDGAR system or will be filed in the next 24 hours.  Consistent with the Staff’s Compliance and Disclosure Interpretation 246.13, the Company’s 10-K/A contains only the cover page, explanatory note, signature page and revised Section 302 certifications.

In addition, we hereby confirm that such certifications in our future interim reports, including the Company’s Quarterly Report for the quarter ended March 31, 2021, will fully conform with Item 601(b)(31) of Regulation S-K.

* * *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 387-6049 or Russell E. Ryba of Foley & Lardner LLP at (414) 297‑5668.

Very truly yours,

/s/ Todd M. Butz
Todd M. Butz
Chief Financial Officer

cc:Russell E. Ryba

   Foley & Lardner LLP